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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Lafarge North America Inc.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   505862-10-2
                                 (CUSIP Number)

                                Michael Griffiths
                         Kilmer Van Nostrand Co. Limited
                               40 King Street West
                                   Suite 2700
                             Ontario, Canada M5H 3Y2
                                 (416) 635-6100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 30, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

--------------------------------------------------------------------------------
1.   Name of Reporting Person:
     I.R.S. Identification No. of above person (entities only).

     Kilmer Van Nostrand Co. Limited
     IRS. Identification No.: 98-0040359

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) .................................................................   [ ]
     (b) .................................................................   [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions): SC, OO

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)...................................................   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:............................   Ontario

--------------------------------------------------------------------------------
                        7.   Sole Voting Power:                       4,400,000*

Number of               --------------------------------------------------------
Shares
Beneficially            8.   Shared Voting Power:                              0
Owned by                --------------------------------------------------------
Each
Reporting               9.   Sole Dispositive Power:                  4,400,000*
Person With             --------------------------------------------------------

                        10.  Shared Dispositive Power:                         0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    4,400,000*

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...................................................   [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):                  5.8%**

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): CO
--------------------------------------------------------------------------------

* Consists of 4,400,000 shares of Common Stock (the "Warrant Shares") underlying a warrant (the "Warrant") that became exercisable on December 29, 2005. Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (as defined herein below) (see Item 4 below).

** Represents the percentage obtained by dividing (i) the number of shares of Common Stock underlying the Warrant by (ii) the sum of (a) the number of shares of Common Stock outstanding as of October 31, 2005 as reported in the Company's Quarterly Report on Form 10-Q filed with the Commission on November 7, 2005 and (b) the number of Warrant Shares. (see footnote * above)

--------------------------------------------------------------------------------
1.   Name of Reporting Person:
     I.R.S. Identification No. of above person (entities only).

     Kilmer LCW Limited

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) .................................................................   [ ]
     (b) .................................................................   [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions): SC, OO

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)...................................................   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:............................   Ontario

--------------------------------------------------------------------------------
                        7.   Sole Voting Power:                       4,400,000*

Number of               --------------------------------------------------------
Shares
Beneficially            8.   Shared Voting Power:                              0
Owned by                --------------------------------------------------------
Each
Reporting               9.   Sole Dispositive Power:                  4,400,000*
Person With             --------------------------------------------------------

                        10.  Shared Dispositive Power:                         0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    4,400,000*

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...................................................   [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):                  5.8%**

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): CO
--------------------------------------------------------------------------------

* Consists of 4,400,000 shares of Common Stock (the "Warrant Shares") underlying a warrant (the "Warrant") that became exercisable on December 29, 2005. Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (as defined herein below) (see Item 4 below).

** Represents the percentage obtained by dividing (i) the number of shares of Common Stock underlying the Warrant by (ii) the sum of (a) the number of shares of Common Stock outstanding as of October 31, 2005 as reported in the Company's Quarterly Report on Form 10-Q filed with the Commission on November 7, 2005 and (b) the number of Warrant Shares. (see footnote * above)

--------------------------------------------------------------------------------
1.   Name of Reporting Person:
     I.R.S. Identification No. of above person (entities only).

     Lawrence M. Tanenbaum

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) .................................................................   [ ]
     (b) .................................................................   [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions): SC, OO

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)...................................................   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:.............................   Canada

--------------------------------------------------------------------------------
                        7.   Sole Voting Power:                       4,400,000*

Number of               --------------------------------------------------------
Shares
Beneficially            8.   Shared Voting Power:                              0
Owned by                --------------------------------------------------------
Each
Reporting               9.   Sole Dispositive Power:                  4,400,000*
Person With             --------------------------------------------------------

                        10.  Shared Dispositive Power:                         0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    4,400,000*

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...................................................   [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):                  5.8%**

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

* Consists of 4,400,000 shares of Common Stock (the "Warrant Shares") underlying a warrant (the "Warrant") that became exercisable on December 29, 2005. Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (as defined herein below) (see Item 4 below).

** Represents the percentage obtained by dividing (i) the number of shares of Common Stock underlying the Warrant by (ii) the sum of (a) the number of shares of Common Stock outstanding as of October 31, 2005 as reported in the Company's Quarterly Report on Form 10-Q filed with the Commission on November 7, 2005 and (b) the number of Warrant Shares. (see footnote * above)

--------------------------------------------------------------------------------
1.   Name of Reporting Person:
     I.R.S. Identification No. of above person (entities only).

     Judith S. Tanenbaum

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) .................................................................   [ ]
     (b) .................................................................   [X]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions): SC, OO

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)...................................................   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:.............................   Canada

--------------------------------------------------------------------------------
                        7.   Sole Voting Power:                       4,400,000*

Number of               --------------------------------------------------------
Shares
Beneficially            8.   Shared Voting Power:                              0
Owned by                --------------------------------------------------------
Each
Reporting               9.   Sole Dispositive Power:                  4,400,000*
Person With             --------------------------------------------------------

                        10.  Shared Dispositive Power:                         0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    4,400,000*

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)...................................................   [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):                  5.8%**

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

* Consists of 4,400,000 shares of Common Stock (the "Warrant Shares") underlying a warrant (the "Warrant") that became exercisable on December 29, 2005. Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could acquire assuming exercise in full of the Warrant (as defined herein below) (see Item 4 below).

** Represents the percentage obtained by dividing (i) the number of shares of Common Stock underlying the Warrant by (ii) the sum of (a) the number of shares of Common Stock outstanding as of October 31, 2005 as reported in the Company's Quarterly Report on Form 10-Q filed with the Commission on November 7, 2005 and (b) the number of Warrant Shares. (see footnote * above)

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock"), of Lafarge North America Inc., a Maryland corporation ("Lafarge" or the "Company"). The principal executive offices of Lafarge are located at 12950 Worldgate Dr., Suite 500, Herndon, Virginia 20170.

ITEM 2. IDENTITY AND BACKGROUND

          (a), (b), (c) and (f). This statement on Schedule 13D is being filed jointly by the following persons (collectively the "Reporting Persons"):

               (i)  Kilmer Van Nostrand Co. Limited ("Kilmer");

               (ii) Kilmer LCW Limited ("LCW");

               (iii) Mr. Lawrence M. Tanenbaum ("Mr. Tanenbaum"); and

               (iv) Mrs. Judith S. Tanenbaum ("Mrs. Tanenbaum").

     Kilmer owns 60% of the voting securities of LCW. Both Kilmer and LCW are incorporated under the laws of Ontario. The address of the principal offices of Kilmer and LCW is 40 King Street West, Suite 2700, Toronto, Ontario M5H 3Y2. Kilmer is a private investment holding company that invests in various business interests through its subsidiaries, including LCW. LCW was formed by Kilmer to hold its interest in the Warrant.

     The name and title of the director and each executive officer of Kilmer is listed on Schedule A hereto. The name and title of each executive officer and director of LCW is listed on Schedule B hereto. The business address of each such individual is 40 King Street West, Suite 2700, Toronto, Ontario M5H 3Y2, each is a citizen of Canada, and each is principally employed by Kilmer or LCW in the capacities indicated on such Schedules.

     Mr. Tanenbaum is the Chairman, sole Director and Chief Executive Officer of Kilmer and the President and a Director of LCW. Mrs. Tanenbaum is a Vice President and Assistant Secretary of Kilmer. Mr. Tanenbaum and Mrs. Tanenbaum control Kilmer and LCW as a result of their beneficial ownership of approximately 86% of the common stock of Kilmer and their control of a family trust that controls a corporation that holds the remaining 14% of the common stock of Kilmer. Mr. Tanenbaum and Mrs. Tanenbaum are citizens of Canada. Mr. Tanenbaum and Mrs. Tanenbaum have been included as Reporting Persons in this Statement solely because of their control of Kilmer and LCW. Mr. Tanenbaum's and Mrs. Tanenbaum's business address is 40 King Street West, Suite 2700, Toronto, Ontario M5H 3Y2.

          (d) During the last five years, none of Kilmer, LCW, Mr. Tanenbaum, Mrs. Tanenbaum, or, to Kilmer's, LCW's, Mr. Tanenbaum's or Mrs. Tanenbaum's respective knowledge, any person named on Schedule A or Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of Kilmer, LCW, Mr. Tanenbaum, Mrs. Tanenbaum, or, to Kilmer's, LCW's, Mr. Tanenbaum's or Mrs. Tanenbaum's respective knowledge, any person named on Schedule A or Schedule B has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As described further in response to Item 4, Kilmer initially paid the purchase price of the Warrant by issuing to Lafarge a non-interest bearing promissory note in the amount of Cdn$21,647,000, due and payable on December 31, 2001. Kilmer paid the promissory note on December 31, 2001 out of its cash on hand from its cash flow.

     Pursuant to an Asset Purchase Agreement between Kilmer and LCW dated as of August 22, 2001 (the "Asset Purchase Agreement"), Kilmer sold the Warrant to LCW for a purchase price of Cdn$21,637,000, which was paid by LCW's issuance to Kilmer of 2,163,700 non-voting preference shares in LCW. A copy of the Asset Purchase Agreement is included as Exhibit 1 hereto.

ITEM 4. PURPOSE OF TRANSACTION

     Pursuant to the Share Purchase Agreement between Lafarge Canada, Inc. ("Lafarge Canada"), a wholly-owned subsidiary of Lafarge, 3787532 Canada, Inc., later renamed LCI-Warren Merger Inc. ("LCI- Warren"), a wholly-owned subsidiary of Lafarge Canada, and Kilmer, dated July 24, 2000, as amended by the Amending Agreement thereto dated October 21, 2000 (the "Purchase Agreement"), Kilmer sold to LCI-Warren all of its issued and outstanding shares in The Warren Paving & Materials Group Limited ("Warren"), an asphalt paving and commercial aggregates company. A copy of the Purchase Agreement is attached as Exhibit 2 hereto and incorporated herein by reference.

     As a condition to the Purchase Agreement, on December 29, 2000, Lafarge issued to Kilmer, for a purchase price of Cdn$21,647,000, a warrant to purchase 4,400,000 shares of Lafarge Common Stock for an exercise price of US$29 per share over a period from December 29, 2005 to December 29, 2015 (the "Warrant").

     The foregoing summary of certain provisions of the Purchase Agreement and the Warrant is qualified in its entirety by reference to the Purchase Agreement and the Warrant, copies of which are attached as Exhibits 2 and 3 hereto.

     On February 21, 2006, Lafarge S.A., the parent company of Lafarge, commenced a tender offer (the "Tender Offer") for the shares of Common Stock it does not already own through its wholly-owned subsidiary Efalar Inc. According to the Tender Offer's Offer to

Purchase, Lafarge S.A. contemplates that any shares of Common Stock not tendered in the Tender Offer would be acquired in a subsequent merger of Lafarge and Efalar Inc., assuming that after payment for the shares of Common Stock tendered in the Tender Offer Lafarge S.A. owns, directly or indirectly through its subsidiaries, at least 90% of the Common Stock of Lafarge. The Reporting Persons are considering their rights and obligations under the Warrant Agreement, including whether to exercise the Warrant.

     Except as described herein, none of the Reporting Persons has formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As noted above, on August 22, 2001, Kilmer sold the Warrant to LCW in exchange for 2,163,700 non-voting preference shares of LCW. Mr. Tanenbaum and Mrs. Tanenbaum are the beneficial owners of a majority of the voting securities of Kilmer, Kilmer owns 60% of the voting securities of LCW, Mr. Tanenbaum is an executive officer and director of each of Kilmer and LCW, and Mrs. Tanenbaum is an executive officer of Kilmer.

     Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 4,400,000 shares of Common Stock that are issuable upon exercise of the Warrant that is currently exercisable, or 5.8% of the Common Stock. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, this calculation is based on 76,136,000 shares of Common Stock outstanding, consisting of the sum of (i) 71,736,000 shares of Common Stock outstanding on October 31, 2005, as reported by the Company in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2005 and filed with the Securities and Exchange Commission (the "Commission") on November 7, 2005, and (ii) the shares of Common Stock issuable upon conversion of the Warrant owned by the Reporting Persons.

     (b) (i) LCW may be deemed to have sole power to direct the voting and disposition of the 4,400,000 shares of Common Stock underlying the Warrant pursuant to its ownership of the Warrant.

          (ii) Kilmer may be deemed to have sole power to direct the voting and disposition of the 4,400,000 shares of Common Stock underlying the Warrant pursuant to its ownership of 60% of the voting securities of LCW.

          (iii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, Mr. Tanenbaum may be deemed to have sole power to direct the voting and disposition of the 4,400,000 shares of Common Stock underlying the Warrant.

          (iv) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, Mrs. Tanenbaum may be deemed to have sole power to direct the voting and disposition of the 4,400,000 shares of Common Stock underlying the Warrant.

     (c) Pursuant to his service on Lafarge's Board of Directors, on January 30, 2006, Mr. Tanenbaum was granted an option to purchase 1,000 shares of Common Stock at an exercise price of US$64 per share.

     Other than as noted above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in the Common Stock during the preceding 60 days.

     (d) Pursuant to a letter agreement dated August 22, 2001 (the "Letter Agreement"), a copy of which is included as Exhibit 4 hereto, the two holders of the Class B common shares of LCW are entitled to approximately 10% of after-tax proceeds from any sale of all or part of the Warrant or the shares of Common Stock underlying the Warrant after payment of Cdn$20,637,000. Please refer to the Letter Agreement, a copy of which is included as Exhibit 4 hereto, which is incorporated herein by reference.

     (e) Paragraph (e) of Item 5 of Schedule 13D is not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As part of the purchase price paid pursuant to the Purchase Agreement, Kilmer was issued 166,434,000 preferred shares (the "Preferred Shares") in LCI-Warren. The Preferred Shares are not convertible into any other securities of Lafarge or any of its subsidiaries.

     Pursuant to the Purchase Agreement certain properties held by Warren at the time of its sale to LCI-Warren are to be sold and a portion of the proceeds paid to Kilmer by a distribution on the Preferred Shares of LCI-Warren.

     In addition, pursuant to a Unanimous Shareholders Agreement between Lafarge Canada, Kilmer and LCI-Warren, made as of December 29, 2000, Kilmer granted to Lafarge Canada the right to purchase its Preferred Shares in LCI-Warren upon a liquidation of LCI-Warren, the exercise by the holder of certain retraction rights or the exercise by LCI-Warren of certain redemption rights in respect of the Preferred Shares, as set forth in LCI-Warren's Articles of Incorporation. A copy of this agreement is included as Exhibit 5 hereto and is incorporated herein by reference.

     Reference is also made to the Asset Purchase Agreement, the Warrant, the Purchase Agreement, and the Letter Agreement described in Items 3 through 5 hereof, which are filed as Exhibits hereto and are incorporated herein by reference.

     Except as otherwise described in this Schedule 13D and as set forth in the Exhibits hereto, to the best knowledge of each Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in

Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Asset Purchase Agreement between Kilmer Van Nostrand Co. Limited and Kilmer LCW Limited dated as of August 22, 2001.

Exhibit 2. Share Purchase Agreement Between Lafarge Canada, Inc., 3787532 Canada, Inc., and Kilmer Van Nostrand Co. Limited, dated July 24, 2000, and Amending Agreement thereto dated October 21, 2000 (without exhibits).

Exhibit 3. Warrant to Purchase Lafarge Corporation (now Lafarge North America Inc.) Common Stock.

Exhibit 4.   Letter Agreement dated August 22, 2001.

Exhibit 5. Unanimous Shareholders Agreement between Lafarge Canada Inc., Kilmer Van Nostrand Co. Limited and LCI-Warren Merger Inc., dated as of December 29, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                        KILMER VAN NOSTRAND CO. LIMITED


Date: February 21, 2006                 /s/ Lawrence M. Tanenbaum
                                        ----------------------------------------
                                        Name: Lawrence M. Tanenbaum
                                        Title: Chairman and Chief
                                               Executive Officer


                                        KILMER LCW LIMITED


Date: February 21, 2006                 /s/ Lawrence M. Tanenbaum
                                        ----------------------------------------
                                        Name: Lawrence M. Tanenbaum
                                        Title: President


                                        LAWRENCE M. TANENBAUM


Date: February 21, 2006                 /s/ Lawrence M. Tanenbaum
                                        ----------------------------------------
                                        Name: Lawrence M. Tanenbaum


                                        JUDITH S. TANENBAUM


Date: February 21, 2006                 /s/ Judith S. Tanenbaum
                                        ----------------------------------------
                                        Name: Judith S. Tanenbaum

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   SCHEDULE A

            OFFICERS AND DIRECTOR OF KILMER VAN NOSTRAND CO. LIMITED

         NAME                            TITLE/POSITION
         ----                            --------------
Lawrence M. Tanenbaum   Chairman, Chief Executive Officer and Director
Philip W. Stoddart      Vice-Chairman
Michael A. Griffiths    President, Secretary and Chief Operating Officer
Judith S. Tanenbaum     Vice-President and Assistant Secretary
Daniel G. Benson        Treasurer and Assistant Secretary
Stephen Greene          Assistant Secretary
Andrew Nairne           Corporate Controller and Assistant Secretary
Jordan Gnat             Executive Vice-President
Kenny Albert            Executive Vice-President
Kenneth Tanenbaum       Executive Vice-President

                                   SCHEDULE B

                    OFFICERS AND DIRECTORS KILMER LCW LIMITED

        NAME             TITLE/POSITION
        ----             --------------
Lawrence M. Tanenbaum   Director,
                        President
Philip W. Stoddart      Director,
                        Vice-President
Michael A. Griffiths    Director,
                        Secretary and Treasurer